UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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FORM 15

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Certification and Notice of Termination of Registration under Section 12(g) of the Securities Exchange Act of 1934 or Suspension of Duty to File Reports Under Sections 13 and 15(d) of the Securities Exchange Act of 1934.

Commission File Number: 1-33818

RESHAPE WEIGHTLOSS INC.

(Exact name of registrant as specified in its charter)

1001 Calle Amanecer

San Clemente, CA 92673

(949) 429-6680

(Address, including zip code, and telephone number, including area code,

of registrant’s principal executive offices)

Common Stock, par value $0.001 per share

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1) Rule 12g-4(a)(2)
Rule 12h-3(b)(1)(i)
Rule 12h-3(b)(1)(ii)
Rule 15d-6 Rule 15d-22(b)

Approximate number of holders of record as of the certification or notice date: 1

Pursuant to the requirements of the Securities Exchange Act of 1934, ReShape Weightloss Inc. (formerly named ReShape Lifesciences Inc.) has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

RESHAPE WEIGHTLOSS INC.

Date: June 22, 2021	By:	/s/ Bart Bandy
Bart Bandy, President and Chief Executive Officer